

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 20, 2023

Oliver Schacht, Ph.D.
Chief Executive Officer and Director
OpGen, Inc.
9717 Key West Avenue, Suite 100
Rockville, MD 20850

      Re: OpGen, Inc.
           Registration Statement on Form S-3
           Filed November 13, 2023
           File No. 333-275516

Dear Oliver Schacht:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Juan Grana at 202-551-6034 with any questions.

                            Sincerely,

                            Division of Corporation Finance
                            Office of Industrial Applications and Services

cc: Peter Jaslow, Esq.